Preliminary Terms To prospectus dated January 25, 2006, and Amendment No. 1 to prospectus supplement for leveraged index-linked securities dated July 25, 2007	Preliminary Terms No. 456 Registration Statement No. 333-131266 Dated December 12, 2007; Rule 433

Structured Investments	Morgan Stanley
$
Return Enhanced Notes Linked to a Basket of Asian Indices due January 6, 2009
General
•
The notes are designed for investors who seek a return of three times the appreciation of a basket of Asian equity indices up to a maximum total return on the notes of 31.35% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Basket declines, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing January 6, 2009†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about December 14, 2007 and are expected to settle on or about December 21, 2007.
Key Terms
Basket:
Asian Equity Index Basket (the “Basket”) consisting of the AMEX Hong Kong 30 IndexSM, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwain IndexSM and the MSCI Singapore IndexSM (each a “Basket Component Index” and together the “Basket Component Indices”).

Index Weightings:
The AMEX Hong Kong 30 Index weighting is 16.50%; the FTSE/Xinhua China 25 Index weighting is 29.00%; the KOSPI 200 Index weighting is 27.00%; the MSCI Taiwan Index weighting is 19.00%; and the MSCI Singapore Index weighting is 8.50%.

Upside Leverage Factor:	3
Payment at Maturity:
If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by three, subject to a Maximum Total Return on the notes of 31.35%*.  For example, if the Basket Return is more than 10.45%, you will receive the Maximum Total Return on the notes of 31.35%*, which entitles you to a maximum payment at maturity of $1,313.50 for every $1,000 principal amount note that you hold.  Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Basket Return x 3)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 31.35%.

Your investment will be fully exposed to any decline in the Basket.  If the Ending Basket Level declines from the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines below the Starting Basket Level.  Accordingly, if the Basket Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level.
Starting Basket Level:	100
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the Averaging Dates.
Basket Closing Level:	Starting Basket Level plus the product of the Basket Return times the Starting Basket Level
Basket Return:	The sum of the products, as calculated for each Basket Component Index, of the Basket Component Index Return for such Basket Component Index times the Index Weighting for such Basket Component Index.
Basket Component Index Return:	For each Basket Component Index, the performance of such Basket Component Index from the Starting Basket Component Index Level to the Ending Basket Component Index Level, calculated as follows:
Ending Basket Component Index Level – Starting Basket Component Index Level Starting Basket Component Index Level
Starting Basket Component Index Level:	For each Basket Component Index, the closing level of such Basket Component Index on the pricing date.
Ending Basket Component Index Level:	For each Basket Component Index, the arithmetic average of the closing levels for such Basket Component Index on each of the five Averaging Dates.
Averaging Dates†:	December 24, 2008, December 26, 2008, December 29, 2008, December 30, 2008 and December 31, 2008
Maturity Date†:	January 6, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	6174462E8

†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.

Investing in the Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 4 of these preliminary terms.
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for leveraged index-linked securities) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for leveraged index-linked securities and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for leveraged index-linked securities and these preliminary terms if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$	$	$
Total	$	$	$

(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forego any fees.
(2)	Please see "Supplemental Plan of Distribution" in these preliminary terms for information about fees.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent
December 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read these preliminary terms together with the prospectus dated January 25, 2006, as supplemented by Amendment No. 1 to the prospectus supplement for leveraged index-linked securities dated July 25, 2007.  These Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Amendment No. 1 to Prospectus Supplement for Leveraged Index-Linked Securities dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/895421/000095010307001901/dp06401e_424b2.htm

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in these preliminary terms are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume a Starting Basket Level of 100 and a Maximum Total Return on the notes of 31.35%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes
1440.00	80.00%	31.35%
1320.00	65.00%	31.35%
1200.00	50.00%	31.35%
1120.00	40.00%	31.35%
1040.00	30.00%	31.35%
960.00	20.00%	31.35%
883.60	10.45%	31.35%
860.00	7.50%	22.50%
820.00	2.50%	7.50%
808.00	1.00%	3.00%
800.00	0.00%	0.00%
760.00	-5.00%	-5.00%
720.00	-10.00%	-10.00%
680.00	-15.00%	-15.00%
640.00	-20.00%	-20.00%
560.00	-30.00%	-30.00%
480.00	-40.00%	-40.00%
400.00	-50.00%	-50.00%
320.00	-60.00%	-60.00%
240.00	-70.00%	-70.00%
160.00	-80.00%	-80.00%
80.00	-90.00%	-90.00%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.  Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 31.35%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 115.  Because the Basket Return of 15% multiplied by 3 exceeds the hypothetical Maximum Total Return of 31.35%, the investor receives a payment at maturity of $1,313.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.  Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -20%)= $800

Selected Purchase Considerations

•
APPRECIATION POTENTIAL– The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by three, up to the Maximum Total Return on the notes of 31.35%, or $1,313.50 for every $1,000 principal amount note.  The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 31.35%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
DIVERSIFICATION AMONG THE BASKET COMPONENT INDICES– The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. (the “HKSE”) and is designed to reflect the movement of the Hong Kong stock market as a whole. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the 25 largest and the most liquid Chinese stocks listed and trading on the HKSE. The KOSPI 200 Index is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI

Taiwan Index, which is calculated by Morgan Stanley Capital International Inc. (“MSCI”), is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. The MSCI Singapore has been calculated since January 1, 1969.  For additional information about the KOSPI 200 Index and the MSCI Taiwan Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—AMEX Hong Kong 30 Index,” “—FTSE/Xinhua China 25 Index,” “KOSPI 200 Index,” “—MSCI Singapore Index” and “—MSCI Taiwan Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

•
CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In particular, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly retroactively.  You should consult your tax advisor regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Component Indices or any of the component stocks of the Basket Component Indices.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS– The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Basket Level as compared to the Starting Basket Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN– If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the stated principal amount, regardless of the appreciation in the Basket, which may be significant.  We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 31.35%.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY– While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES– The underlying stocks that constitute the Basket Component Indices have been issued by companies in various foreign countries.  Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK– The Basket is composed, in part, of indices which are quoted and traded in U.S. dollars and may trade differently from their underlying stock, which is quoted and traded in foreign currencies.  Fluctuations in the exchange rate between these foreign currencies and the U.S. dollar may affect the U.S. dollar equivalent of the foreign currency prices of the stocks underlying these indices on their respective stock exchanges and, as a result, may affect the market price of the stocks underlying the Basket Component Indices, which may consequently affect the market value of the notes and the supplemental redemption amount, if any, you may receive at maturity of the notes.

•
ADJUSTMENTS TO THE BASKET COMPONENT INDICES COULD ADVERSELY AFFECT THE VALUE OF THE NOTES– The American Stock Exchange LLC, the publisher of the AMEX Hong Kong 30 Index, is responsible for calculating and maintaining the AMEX Hong Kong 30 Index.  FTSE Xinhua Limited, the publisher of the FTSE/Xinhua China 25 Index, is responsible for calculating and maintaining the FTSE/Xinhua China 25 Index.  Morgan Stanley Capital International, which we refer to as MSCI, is responsible for calculating and maintaining the MSCI Taiwan Index and the MSCI Singapore Index.  The Korea Stock Exchange, the publisher of the KOSPI 200 Index, is responsible for calculating and maintaining the KOSPI 200 Index.  The publisher of any of the Basket Component Indices can add, delete or substitute the stocks underlying the respective Basket Component Index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the respective Basket Component Indices. Any of these actions could adversely affect the value of the notes.

•
CHANGES IN THE VALUE OF ONE OR MORE OF THE BASKET COMPONENT INDICES MAY OFFSET EACH OTHER– Price movements in the Basket Component Indices may not correlate with each other.  At a time when the value of one or more of the Basket Component Indices increases, the value of one or more of the other Basket Component Indices may not increase as much or may decline.  Therefore, in calculating the Basket Closing Levels on each of the Averaging Dates, increases in the value of one or more of the Basket Component Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Basket Component Indices.  You cannot predict the future performance of any of the Basket Component Indices or of the Basket as a whole, or whether increases in the levels of any of the Basket Component Indices will be offset by decreases in the levels of other Basket Component Indices, based on their historical performance.  In addition, there can be no assurance that the Ending Basket Level will be higher than 100 so that you will receive at maturity an amount in excess of the principal amount of the notes, or any amount at all.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS– As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Component Indices would have.

•
LACK OF LIQUIDITY– The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN THE BASKET COMPONENT INDICES– Investing in the notes is not equivalent to investing in the Basket Component Indices or their component stocks.  Because the Ending Basket Level is based on the closing level of the Basket Component Indices on the five averaging dates, it is possible for the Ending Basket Level to be lower than the Starting Basket Level even if the value of the Basket at maturity is higher than the Starting Basket Level.  A decrease in the Basket value on any one averaging date could more than offset the increases in the Basket value on other averaging dates.

•
POTENTIAL CONFLICTS– We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the levels of the Basket Component Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Component Indices;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks underlying the Basket Component Indices;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE— If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Basket Component Indices and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Basket Component Indices based on the weekly index closing levels from January 4, 2002 through December 7, 2007, and of the Basket based on the daily closing values from January 1, 2002 through December 7, 2007.  The index closing levels on December 11, 2007 were, in the case of the AMEX Hong Kong 30 Index, 1,433.08, in the case of the FTSE/Xinhua China 25 Index, 27,399.09, in the case of the KOSPI 200 Index, 246.85, in the case of the MSCI Taiwan Index, 338.53 and, in the case of the MSCI Singapore Index, 436.56.  We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price sources for determining the Ending Basket Level will be the Bloomberg page “HKX” for the AMEX Hong Kong 30 Index, “XIN0I” for the FTSE/Xinhua China 25 Index, “KOSPI2” for the KOSPI 200 Index, “MXTW” for the MSCI Taiwan Index and “SGY” for the MSCI Singapore Index, or any respective successor page to any of the aforementioned pages.

The historical levels of the Basket Component Indices should not be taken as an indication of future performance, and no assurance can be given as to the Basket Closing Level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Historical Performance of the Basket

Historical Performance of the AMEX Hong Kong 30 Index

Historical Performance of the FTSE/Xinhua China 25 Index

Historical Performance of the KOSPI 200 Index

Historical Performance of the MSCI Taiwan Index

Historical Performance of the MSCI Singapore Index

License Agreements

License Agreement between The American Stock Exchange LLC and Morgan Stanley.
“AMEX Hong Kong 30 IndexSM” is a service mark of AMEX and has been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—AMEX Hong Kong 30 Index—License Agreement between The American Stock Exchange LLC and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between FTSE Xinhua Limited and Morgan Stanley.  “FTSETM” and “FootsieTM” are trademarks of London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.  See “Underlying Indices and Underlying Index Publishers Information—FTSE/Xinhua China 25 Index—License Agreement between FTSE Xinhua Limited and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between The Korean Stock Exchange and Morgan Stanley.  KOSPI 200 Index and the KOSPI marks are the exclusive property of KSE, that KSE has and retains all property rights therein (including, but not limited to trademarks and copyrights).  See “Underlying Indices and Underlying Index Publishers Information—KOSPI 200 Index—License Agreement between The Korean Stock Exchange and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between MSCI and Morgan Stanley.
“MSCI Taiwan IndexSM” and “MSCI Singapore IndexSM” are service marks of MSCI and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by MSCI and MSCI makes no representation regarding the advisability of investing in the notes.  See “Underlying Indices and Underlying Index Publishers Information—MSCI Taiwan Index—License Agreement between MSCI and Morgan Stanley” and “Underlying Indices and Underlying Index Publishers Information—MSCI Singapore Index—License Agreement between MSCI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

ERISA

Your purchase of a Note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “ERISA” in the prospectus supplement for leveraged index-linked securities.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount note.